

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

Mark E. Tryniski
President and Chief Executive Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214

Re: Community Bank System, Inc.
Registration Statement on Form S-4
Filed December 23, 2019
File No. 333-235696

Dear Mr. Tryniski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance